# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verb Technology Company, Inc., CIK 0001566610
CUSIP: 92337U302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3024 SIERRA JUNIPER COURT, Las Vegas, Nevada (NV), 89138
Date of event which requires filing of this statement: 08/07/2025
Filed by CIK 0001853406
Persons authorized to receive notices and communications: Manuel Stotz, Kingsway Capital Partners Limited, Smithson Tower, 25 St James's Street, London, United Kingdom (X0), SW1A 1HA, 442076594130

## Reporting persons
- Manuel Stotz (CIK 0001853406): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 12,101,730; shared voting power 0; sole dispositive power 12,101,730; shared dispositive power 0; aggregate amount beneficially owned 12,101,730 (19.99% of the class)
  Comment: Based upon 60,538,922 shares of Common Stock issued and outstanding as of August 8, 2025
- Kingsway Capital Partners Limited: type of reporting person: corporation (CO), other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 12,101,730; shared voting power 0; sole dispositive power 12,101,730; shared dispositive power 0; aggregate amount beneficially owned 12,101,730 (19.99% of the class)
  Comment: Based upon 60,538,922 shares of Common Stock issued and outstanding as of August 8, 2025
- Kingsway Fund - Frontier Consumer Franchises: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,051,525; sole dispositive power 0; shared dispositive power 1,051,525; aggregate amount beneficially owned 1,051,525 (1.74% of the class)
  Comment: Based upon 60,538,922 shares of Common Stock issued and outstanding as of August 8, 2025
- FC02 Digital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,797,608; sole dispositive power 0; shared dispositive power 2,797,608; aggregate amount beneficially owned 2,797,608 (4.62% of the class)
  Comment: Based upon 60,538,922 shares of Common Stock issued and outstanding as of August 8, 2025
- Kingsway Frontier Consumer Opportunities (FCO4) Growth Fund IV Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,628,811; sole dispositive power 0; shared dispositive power 2,628,811; aggregate amount beneficially owned 2,628,811 (4.34% of the class)
  Comment: Based upon 60,538,922 shares of Common Stock issued and outstanding as of August 8, 2025
- SP12 Digital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 0; shared voting power 333,144; sole dispositive power 0; shared dispositive power 333,144; aggregate amount beneficially owned 333,144 (0.55% of the class)
  Comment: Based upon 60,538,922 shares of Common Stock issued and outstanding as of August 8, 2025
- SP13 Digital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,369,276; sole dispositive power 0; shared dispositive power 3,369,276; aggregate amount beneficially owned 3,369,276 (5.57% of the class)
  Comment: Based upon 60,538,922 shares of Common Stock issued and outstanding as of August 8, 2025
- SP14 Digital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,437,739; sole dispositive power 0; shared dispositive power 1,437,739; aggregate amount beneficially owned 1,437,739 (2.37% of the class)
  Comment: Based upon 60,538,922 shares of Common Stock issued and outstanding as of August 8, 2025
- SP15 Digital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 0; shared voting power 483,627; sole dispositive power 0; shared dispositive power 483,627; aggregate amount beneficially owned 483,627 (0.8% of the class)
  Comment: Based upon 60,538,922 shares of Common Stock issued and outstanding as of August 8, 2025

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Verb Technology Company, Inc.
Address of issuer's principal executive offices: 3024 SIERRA JUNIPER COURT, Las Vegas, Nevada (NV), 89138

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by Kingsway Fund - Frontier Consumer Franchises ("KFCF"), FC02 Digital Ltd ("FC02"), Kingsway Frontier Consumer Opportunities (FCO4) Growth Fund IV Ltd ("KCO4"), SP12 Digital Ltd ("SP12 Digital"), SP13 Digital Ltd ("SP13 Digital"), SP14 Digital Ltd. ("SP14 Digital"), and SP15 Digital Ltd ("SP15 Digital," together with KFCF, FC02, KCO4, SP12 Digital, SP13 Digital, SP14 Digital, the "Funds"), Kingsway Capital Partners Limited ("KCPL"), the investment manager for the Funds, and Manuel Stotz, the Issuer's Chairman of the Board of Directors ("Chairman") and Chief Executive Officer of KCPL.

The term "Reporting Persons" hereinafter refers to KFCF, FC02, KCO4, SP12 Digital, SP13 Digital, SP14 Digital, SP15 Digital, KCPL, and Mr. Stotz, collectively.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint statement on Schedule 13D.
Residence or business address: The principal business office of the Reporting Persons is c/o KCPL at 9th Floor Smithson Tower, 25 St James's Street, London, United Kingdom SW1A 1HA.
Present principal occupation or employment:
The principal occupation of Mr. Stotz is to serve as the Chief Executive Officer of KCPL.

The remaining Reporting Persons are principally engaged in the business of investment management or making, purchasing, selling and holding investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial administrative body of competent jurisdiction or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Stotz is a citizen of Germany. KCPL is organized under the laws of United Kingdom. KFCF is organized under the laws of Luxembourg. Each of FC02, KCO4, SP12 Digital, SP13 Digital, SP14 Digital, and SP15 Digital is organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of restricted shares of Common Stock, par value $0.0001 per share, of the Issuer (the "Common Stock") reported as being beneficially owned by the Reporting Persons were acquired pursuant to the Subscription Agreement, dated as of August 3, 2025 (the "Subscription Agreement"), by and among the Issuer and several investors listed therein, including the Funds (the "Transaction"). The transactions contemplated by the Subscription Agreement occurred on August 7, 2025 (the "Closing").

Pursuant to the terms of the Subscription Agreement, at the Closing, the Funds acquired an aggregate of 12,101,730 shares of Common Stock and a pre-funded warrant to purchase 321,123 shares of Common Stock, for an aggregate purchase price of approximately $118,141,377 (the "Acquired Securities").

The source of funds required for the acquisition of the Acquired Securities by the Funds is the personal funds available to the Funds.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement that is attached hereto as Exhibit 1 and is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 3 and Item 6 is hereby incorporated by reference in its entirety into this Item 4.

The Funds acquired the Acquired Shares as part of the Transaction described in Item 3 above.

The aggregate gross proceeds from the Transaction described in Item 3 were approximately $558 million. The net proceeds from the Transaction are intended to be used by Verb Technology Company, Inc. to purchase Toncoin ("TON"), the native cryptocurrency of The Open Network (TON) blockchain, and for working capital and general corporate purposes.

In connection with the Transaction, Mr. Stotz was appointed as Chairman of the Issuer. Mr. Stotz intends to establish a new capital allocation strategy to purchase TON as an asset in the Issuer's treasury management program. In connection with such possible change in business focus, Mr. Stotz, as Chairman of the Issuer, intends to work with the Issuer to assess market opportunities to acquire TON and assess debt and equity funding sources for the acquisition of TON.

Other than as described in this Item 4, none of the Reporting Persons presently has any additional plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, but depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect their investment in the Issuer at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
On the date of this Schedule 13D, KCPL, as investment manager of the Funds, and Mr. Stotz, as the Chief Executive Officer and control person of KCPL, may be deemed to indirectly beneficially own, and have sole voting and dispositive power over, an aggregate of 12,101,730 shares of Common Stock, which is approximately 19.99% of the Common Stock issued and outstanding, comprising of:

(1) 1,051,525 shares of Common Stock directly held by KFCF (or 1.74% of the Common Stock issued and outstanding);

(2) 2,797,608 shares of Common Stock directly held by FC0 2 (or 4.62% of the Common Stock issued and outstanding);

(3) 2,628,811 shares of Common Stock directly held by KFCO Growth Fund (or 4.34% of the Common Stock issued and outstanding);

(4) 333,144 shares of Common Stock directly held by SP12 Digital (or 0.55% of the Common Stock issued and outstanding);

(5) 3,369,276 shares of Common Stock directly held by SP13 Digital (or 5.57% of the Common Stock issued and outstanding);

(6) 1,437,739 shares of Common Stock directly held by SP14 Digital (or 2.37% of the Common Stock issued and outstanding); and

(7) 483,627 shares of Common Stock directly held by SP15 Digital (or 0.80% of the Common Stock issued and outstanding).

The calculation of the percentage of Common Shares beneficially owned by Mr. Stotz and KCPL are based on the 60,538,922 Common Shares issued and outstanding as of August 8, 2025, as reported by the Issuer in its Form 8-K, which was filed with the Securities and Exchange Commission on August 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except the information set forth in this Schedule 13D, no transactions in any of the Common Stock have been effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the full text of the Subscription Agreement that is attached hereto as Exhibit 1 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Form of Subscription Agreement, dated as of August 3, 2025, by and between Verb Technology Company, Inc., VERB Subsidiary 1, Corp., VERB Subsidiary 2, Corp., VERB Subsidiary 3, Corp. and certain investors party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on August 4, 2025).

2* Joint Filing Agreement, dated August 14, 2025, by and among the Reporting Persons.

* Filed herewith.

## Signatures
- Manuel Stotz: /s/ Manuel Stotz, Manuel Stotz (08/14/2025)
- Kingsway Capital Partners Limited: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/14/2025)
- Kingsway Fund - Frontier Consumer Franchises: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/14/2025)
- FC02 Digital Ltd: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/14/2025)
- Kingsway Frontier Consumer Opportunities (FCO4) Growth Fund IV Ltd: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/14/2025)
- SP12 Digital Ltd: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/14/2025)
- SP13 Digital Ltd: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/14/2025)
- SP14 Digital Ltd.: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/14/2025)
- SP15 Digital Ltd: /s/ Manuel Stotz, Manuel Stotz, Chief Executive Officer (08/14/2025)